Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-88 JAPAN
Telephone : (03) 3817- 5064 Fax : (03) 3811- 2830

February 25, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Room 3117(Mail Stop 3-9)
450 Fifth Street, N.W.
Washington D.C. 20549

02015506

02 MAR -1 AM 8:14

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

EISAI CO., LTD. (File No. 82-4015)

SUPPL

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to comfirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

Hirokazu Kanai

Hirokazu Kanai
Manager, Finance Group,
Finance & Accounting Division
Eisai Co., Ltd.

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NOTICE February 22, 2002

Listed Stock Name:	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Head Office Location:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Nobuo Deguchi Corporate Officer Public Relations & Legal Affairs Phone 81-3-3817-5190

Notice of Revision of Forecast Year End Dividend
For Fiscal Year Period (90th Company Fiscal Period) Ending March 2002

The dividend for the fiscal period ending March 2002 will be proposed for revision from that previously forecast according to a decision made at the Board of Directors' Meeting on February 22, 2002. The information below notes the details of this revision.

I. Reason for the Dividend Forecast Revision

Although the year end dividend for the period ending March 2002 was forecast to be ¥13.00 per share (Annual Total ¥26.00 per share), the results for this period will exceed previous expectations and the Company desires to share these results with shareholders. The information noted below outlines the dividend increase for the year end period and the plan to place this on the agenda of the 90th General Shareholders' Meeting to be held in late June 2002.

II. Contents of the Revision

Dividends are yen per share

	Interim Period (Actual Payout)	Year End	Annual Total Dividends
Previous Forecast (November 7, 2001)	¥13.00	¥13.00	¥23.00
Revised Forecast	¥13.00	16.00	¥29.00
Previous Fiscal Period Dividend (Fiscal Period April 2000-March 2001)	¥10.00	¥13.00	¥23.00

Note: For additional specific information, please refer to the official Japanese language version of this release. This non-official English translation is provided as a courtesy only.

NOTICE **February 22, 2002**

Listed Stock Name:	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Head Office Location:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4 5 2 3
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Nobuo Deguchi Corporate Officer Public Relations & Legal Affairs Phone 81-3-3817-5190

Notice of Acquisition of the Company's Own Shares through ToSTNeT-2

Eisai Co. Ltd. announces the selection and acquisition method of own shares in accordance with article 3 of the former "Law for Special Exceptions Concerning the Retirement of Stock" applied under Paragraph 4 of Article 3 of Supplementary Provisions to the Law Concerning a Partial Amendment to the Japanese Commercial Code (Law. No. 79, 2001).

I. Method of Acquisition

Shares will be purchased at the Tokyo Stock Exchange at 8:45 on the morning of February 25, 2002 using a closing price of ¥3,030 per share as of today, February 22, 2002. Transactions (closing price transaction) will be made through ToSTNeT-2, and shall not be made by other trading systems or at another time. The purchase order will be valid only at the time designated for transactions.

II. Contents of the Acquisition

(1) Share Type Acquisition	Common Stock
(2) Number of Shares to be Acquired	5 million shares (maximum)

(Note 1) This number is final. Depending on market fluctuations and other factors, a part or all of the transaction may not be performed.

(Note 2) The purchase is to be made by a selling order corresponding to the number of shares planned to be acquired.

III. Acquisition Disclosure

When the purchase has been completed at 8:45 on February 25, 2002, the results of the transaction will be disclosed.

(Reference)

Details of the decision related to this acquisition (as announced on February 22, 2002).

•Share Type Acquisition	Common Stock
•Number of Shares to be Acquired	5 million shares (maximum)
•Total Value of Shares to be Acquired	¥18 billion (maximum)

Note: For additional specific information, please refer to the official Japanese language version of this release. This non-official English translation is provided as a courtesy only.

NOTICE **February 22, 2002**

Listed Stock Name:	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Head Office Location:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Nobuo Deguchi Corporate Officer Public Relations & Legal Affairs Phone 81-3-3817-5190

Notice Concerning Acquisition of the Company's Own Shares in the Market

Eisai Co. Ltd. announces that at the Board of Directors' Meeting held on February 22, 2002 approved the acquisition of own shares in accordance with article 3 of the former "Law for Special Exceptions Concerning the Retirement of Stock" applied under Paragraph 4 of Article 3 of Supplementary Provisions to the Law Concerning a Partial Amendment to the Japanese Commercial Code (Law. No. 79, 2001).

I. Reason for the Share Acquisition

Through the acquisition and holding of its own shares the Company will expand its flexibility with respect to capital policy as well as raise capital efficiency and better reward shareholders.

II. Contents of the Acquisition

(1) Share Type Acquisition	Common Stock
(2) Number of Shares to be Acquired	5 million shares (maximum) (1.69% of total issued shares)
(3) Total Value of Shares to be Acquired	¥18 billion (maximum)

(Reference)

1. Total number of shares that can be retired through acquisition based on the Company's Articles of Incorporation: 29 million
2. Cumulative total of shares acquired up to now since the base date stipulated in the Company's Articles of Incorporation: 0

NOTICE February 25, 2002

Listed Stock Name:	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Head Office Location:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4 5 2 3
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Nobuo Deguchi Corporate Officer Public Relations & Legal Affairs Phone 81-3-3817-5190

Notice of Acquisition Completion of the Company's Own Shares through ToSTNeT-2

Eisai Co. Ltd. announces the acquisition of own shares made in accordance with the announcement of February 22, 2002. The transaction took place on February 25, 2002 as detailed below.

Eisai Co., Ltd. declares that the acquisition of the Company's own shares approved at the Board of Directors' Meeting held on February 22, 2002 has been completed.

I.	Share Type Acquired	Common Stock
II.	Number of Shares Acquired	4, 591, 000
III.	Total Purchase Price Amount	¥13.91073 billion
IV.	Date of Purchase	February 25, 2002
V.	Method of Purchase	Through ToSTNeT-2 (closing price transaction) of the Tokyo Stock Exchange

(Reference)
Details of the decision related to this acquisition (as announced on February 22, 2002).

Share Type Acquisition	Common Stock
Number of Shares to be Acquired	5 million shares (maximum)
Total Value of Shares to be Acquired	¥15.15 billion (maximum)

Note: For additional specific information, please refer to the official Japanese language version of this release. This non-official English translation is provided as a courtesy only.